Mail Stop 3010

July 14, 2009

Via U.S. Mail and Facsimile 908.497.1097

Mr. Carlos E. Aguero
Chairman and Director
Beacon Energy Holdings, Inc.
186 North Avenue East
Cranford, NJ 07016

> **Re: Beacon Energy Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 13, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed July 13, 2009**
> **File No. 333-147261**

Dear Mr. Aguero:

  We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant